

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2019

Mr. Neil Klompas
Chief Financial Officer
Zymeworks, Inc.
1385 West 8th Avenue, Suite 540
Vancouver, British Columbia
Canada V6H 3V9

> **Re:** **Zymeworks, Inc.**
> **Form 8-K**
> **Exhibit No. 99.1**
> **Filed May 15, 2019**
> **Form 8-K**
> **Exhibit No. 99.1**
> **Filed May 17, 2019**
> **File No. 001-38068**

Dear Mr. Klompas:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance